RULE 14F-1
                 REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                INFORMATION PURSUANT TO SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                            ABCOR PRODUCTS, INC.
                               P.O. Box 669
                           Palm Beach, FL 33480

This report is furnished by the Board of Directors of Abcor Products, Inc., a Florida corporation ("Abcor") to the holders of its common stock, no par value. Information in this report regarding Care Recruitment Solutions International, Inc., its current shareholders or Jeremy P. Feakins has been provided to Abcor by Care Recruitment Solutions International, Inc.

Abcor has entered into an Agreement for the Exchange of Common Stock with the shareholders of Care Recruitment Solutions International, Inc., a Florida corporation ("CRSI"). The Agreement provides that a closing will occur ten or more days after this information statement is mailed to Abcor's shareholders. At the closing, (a) Abcor's President will surrender 20,000,000 common shares to Abcor, leaving 2,002,028 outstanding, then (b) Abcor will issue 17,995,912 shares in exchange for the outstanding capital stock of CRSI.

Pursuant to the Agreement, Abcor's Board of Directors was increased to two members, and Dale B. Finfrock, Jr., previously Abcor's sole director, elected Jeremy P. Feakins to fill the vacancy. As a condition to closing of the share exchange, Mr. Finfrock will resign from his positions as director and sole officer of Abcor, and Mr. Feakins will become the sole member of the Abcor Board of Directors.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Abcor on or about June 20, 2005.

               VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 22,002,028 shares of Abcor common stock issued, outstanding and entitled to vote. The following table sets forth the number of Abcor shares owned by each person who, as of June 15, 2005, owns of record, or is known by Abcor to own beneficially, more than 5% of the Abcor common stock, as well as the ownership of such shares by each director and executive officer of Abcor and the shares beneficially owned by all officers and directors as a group.

     Name and Address of      Amount and Nature of         Percent
     Beneficial Owner         Beneficial Ownership         of Class
     ---------------------------------------------------------------
     Dale B. Finfrock, Jr.(1)    21,382,824 (2)             97.2%

     Jeremy P. Feakins(3)                 0

     Current Executive Officers
      and Directors as a Group
      (2 persons)                21,382,824 (2)             97.2%
___________________________________

(1)  Mr. Finfrock's address is c/o Abcor Products, Inc., P.O. Box
     669, Palm Beach, FL 33480.

(2) Includes 50,784 shares owned by Mr. Finfrock's spouse, 944,156 shares owned by OTC Capital Corporation, 101,500 shares owned by Euro-First Capital Corporation, 79,590 shares owned by TVI Capital Corporation, and 750 shares owned by Tech-Venture International Corp. Mr. Finfrock is President and majority shareholder of each of the corporations named in this note.

(3)  Mr. Feakins' address is c/o Care Recruitment Solutions
     International, Inc., 826 Broadway, 9th Floor, New York, NY
     10003

Upon the closing of the acquisition of CRSI by Abcor, there will be 19,997,940 shares of Abcor common stock issued and outstanding.
The following table sets forth the number of Abcor shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of Abcor's common stock, as well as the ownership of such shares by Jeremy P. Feakins, who will be the sole director of Abcor after the closing.

     Name and Address of           Amount and Nature of      Percent
     Beneficial Owner              Beneficial Ownership      of Class
     ----------------------------------------------------------------
     Jeremy P. Feakins                  9,445,912              47.2 %

     All directors as a group
      (1 person)                        9,445,912              47.2 %

     George Faris                       3,000,000 (1)          15.0 %

     Donald Rynne                       2,000,000              10.0 %

     Ghassan Saab                       2,000,000              10.0 %

     Dale B. Finfrock, Jr.              1,382,824               6.9 %
_________________________________________

(1)  Includes 1,000,000 shares owned by Mr. Faris' spouse.


                         NEW BOARD OF DIRECTORS

Upon the closing of the acquisition of CRSI by Abcor, Jeremy P. Feakins will be the sole member of the Board of Directors of Abcor. Mr. Feakins will also be the President and Chief Executive Officer of Abcor. Ytzik Aranow, who is currently the Chief Financial Officer of CRSI, will be appointed Chief Financial Officer of Abcor. No determination has been made as to whether there will be other officers of Abcor after the closing. The closing is expected to occur on June 30, 2005 or shortly thereafter.

  * Jeremy P. Feakins founded CRSI in October 2004, and has been primarily responsible for the development of its business. From 1989 to the present, Mr. Feakins has served as founder and Chairman of Medical Technology & Innovations, Inc. (New York, NY), which developed and marketed the first-to-market vision screening system for young, preverbal or difficult to screen children. Since 1995, Mr. Feakins has also served as Chairman of International Investment Partners, Ltd. (Dublin, Ireland), a venture capital and management consulting firm. Mr. Feakins received his initial training in personnel logistics as a member of the Royal Navy from 1976 to 1980.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the acquisition of CRSI, due to the small size of the Board. The Board will also not have an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission. Mr. Feakins expects to recruit an audit committee financial expert to join the Board during 2005.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

                          EXECUTIVE COMPENSATION

Mr. Finfrock has received no compensation from Abcor for services since 1996, except that Abcor issued 20,000,000 shares of common stock to him in April 2004. He will surrender those shares back to Abcor in connection with the acquisition of CRSI.

Mr. Feakins has not received compensation from either Abcor or CRSI.


June 20, 2005                    By Order of the Board of Directors:

                                 Dale B. Finfrock, Jr., Chairman